DYLN

Elevate your hydration
with hydrogen-rich, alkaline water

INVEST IN **DYLN**

The Future of Hydration: Hydrogen-Rich Alkaline Water Anytime, Anywhere

dyln.co   Austin, TX   𝕏 in ▶ f ⦿ ♪

Highlights

1 Total lifetime revenue over $23MM and counting

2 Patent protected technology: Over 20 issued patents worldwide

3   Over 5,500 subscribers to replacement VitaBead Diffuser

4   New Hot Coffee Bottle being released in 2025

5   Sold & shipped to over 190 countries & territories

6   Subscription-based business model with additional subscription products launching in 2025

7   Deeply personal founder story that led to revolutionizing the water bottle

8   Company Profitable Going into 2025

Featured Investor

 **Tabish Bhimani** [in]
Invested $5,000 ⓘ

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Syndicate Lead
Entrepreneur, Founder, and Investor | Executive Director | Strategic eCommerce Email Marketing & SMS Automation | Lifecycle and Retention

"Having seen first-hand Dorian's - the founder - dedication and determination to bring hydration to DYLN customers around the globe, I am proud to be a lead investor in the company. The nuanced attention to detail, foresight, and custom-empathetic approach the brand takes permeates through every aspect, from product conception & development, iteration, to marketing, fulfillment, and retention. The brand leads with an ethos of science - and conscience - both values that are fundamental to a healthier more meaningful life. Dorian, the founder, is passionate about health, but that doesn't begin and end with DYLN. It pervades every aspect of his own life, his family, and friends. A market that is otherwise led by big boy brands peddling products that do not live up to their promise, DYLN has consistently bucked the trend, carved out its own niche, and built - and exclusively owns - the products. With focus on consistent iteration and innovation, as well as a business model that generates recurring revenue based on subscriptions, it has been a no-brainer, and in fact honor to be the lead investor in DYLN."

Our Team

 **Dorian Ayres** Founder & CEO

 **Samantha Loza** Marketing Manager

 **Jordan West** Strategic Growth Architect & eCommerce Innovator

Pitch

Dedicated to the Life of Dylan Ayres

On February 20th, 2006, a tragic event forever altered the course of Dorian Ayres' life. While driving up to Mammoth Mountain with his younger brother Dylan, who was in the backseat sleeping, the car suddenly lost control. In a horrifying instant, it flipped multiple times before coming to a stop. Miraculously, Dorian survived the accident, but his brother, Dylan, tragically did not.

Under intense emotions and sadness from this tragedy, Dorian and his family spent months picking up the pieces, trying their best to continue living their lives. Like any brother would under these circumstances, Dorian struggled with the passing of his brother. It hit him hard—dealing with everything from pain, guilt, depression, and grief. As the days turned into months, Dorian and his family struggled to piece their lives back together. Every corner of their home, every shared memory, every dream of the future was now tinged with the ache of Dylan's absence.

In an attempt to cope, Dorian turned to doctors for help, who prescribed him a potent antipsychotic drug off-label as a last resort to help him sleep. Initially, it seemed to work, providing him with the rest he so desperately needed. But as time went on, Dorian realized that the sleep he was getting was neither restful nor restorative. Worse, the drug required increasingly higher doses to have any effect, pulling him deeper into a cycle of dependency.

After three years of struggling with the side effects and realizing that this path was leading him nowhere, Dorian made a bold decision. Against the advice of his doctors, he chose to stop taking the medication cold turkey. It was a harrowing process, filled with withdrawal symptoms that tested his resolve, but it also marked a turning point—a first step toward reclaiming his life.

This decision to break free from the medication sparked a transformation in Dorian. He became determined to find natural ways to heal his mind, body, and spirit. Seeking solace and balance, he turned to yoga and began exploring alternative health practices. This journey of self-discovery led him to a naturopathic healer who would play a pivotal role in what was to come.

The naturopath introduced Dorian to the concept of detoxification, the power of natural minerals, and the importance of recalibrating the body's systems to cope with stress and toxins. The naturopath's teachings about the essential role of minerals, especially magnesium, in maintaining health struck a deep chord with Dorian. They worked together closely, and it was through these conversations that the seed of an idea began to sprout.

The idea was simple yet revolutionary: what if Dorian could create something that would allow people to naturally enhance the quality of their drinking water, making it more hydrating and beneficial to the body? Inspired by the concept of mineral-rich spring water, which is naturally filtered through the earth's layers, they brainstormed a way to replicate this process in a portable, user-friendly format.

Dorian envisioned a reusable water bottle that could infuse water with these vital minerals, transforming it into something more—water that was not just hydrating but also alkalizing, antioxidant-rich, and supportive of overall well being. This concept resonated deeply with Dorian, who saw it as a way to help others restore their bodies naturally, without relying on pharmaceuticals, much like he had done.

After years of research, experimentation, and personal healing, Dorian launched DYLN—a company named after his brother, Dylan. Every aspect of the company, from its mission to its products, is imbued with the spirit of love, healing, and a commitment to helping others live healthier, more balanced lives. The DYLN Bottle is more than just a product; it's a symbol of resilience, a tribute to a brother's memory, and a tool for anyone seeking to enhance their wellbeing.

History of the Family Business

Dorian Ayres comes from a long line of entrepreneurs and visionaries who have left a lasting impact on Southern California. His great-great-grandfather, Frank Ayres, set the foundation for this legacy when he moved from Ohio to California in 1905 on a $5 train ride, seeking new opportunities. Frank quickly established himself as a land developer, and together with his son Don Sr., they transformed vast areas of land into thriving communities, developing thousands of homes across Southern California.



Frank H. Ayres, second on the right

The entrepreneurial spirit continued with Dorian's grandfather, Don Jr., who in the 1980s opened the first Ayres Hotel in San Diego, CA. What began as a single hotel has since expanded into Ayres Hotels, a well-respected, family-owned chain with 23 locations throughout Southern California. Known for their upscale accommodations and exceptional service, Ayres Hotels have become a staple in the region, all while remaining true to their family roots.



Don Ayres Jr., center, Don Ayres Sr., right

Dorian grew up inspired by the work ethic and dedication of his grandfather, who even at 93 years old, still works five to six days a week in the family business. His grandfather's passion for his work and commitment to excellence served as a powerful example for Dorian, who spent much of his youth on his father's construction sites and in the family's hotels, learning the ins and outs of the business from an early age.

Although Dorian had the opportunity to join the family business, he felt a deep calling to forge his own path. With a desire to combine his passion for health and wellness with his entrepreneurial spirit, Dorian embarked on a journey to create something new and meaningful. Drawing inspiration from his family's legacy of building and innovation, he founded DYLN—a company that not only honors the memory of his brother, Dylan, but also continues the Ayres tradition of excellence and innovation in a new, health-focused direction.

Introducing the DYLN Bottle

The journey to create DYLN's revolutionary water bottle was anything but straightforward. Like many entrepreneurs, Dorian Ayres faced numerous challenges and detours on the path to success. However, these experiences only fueled his determination to innovate and develop a product that would redefine hydration.



Dorian Ayres, Founder & CEO of DYLN

From Activewear to Hydration Innovation

In 2014, Dorian initially ventured into the health and wellness industry by launching an activewear line. This collection featured fabrics infused with far-infrared minerals—a novel concept aimed at promoting better circulation and muscle recovery through the clothing itself. While the idea was groundbreaking, it required extensive R&D, consumer education, and significant capital investment to fully realize its education, and significant capital investment to fully realize its potential. Despite the initial excitement, Dorian recognized that the activewear market wasn't the right fit for his long-term vision. Rather than continue down a path that wasn't yielding the desired results, Dorian decided to pivot away from apparel to completing the development of what would soon become an entirely new take on the *water bottle*.

Developing the DYLN Bottle

The goal was to create a bottle that brought life back to water by mimicking the natural process of spring water. Spring water is water that has been filtered by rocks and minerals from within the earth. Most spring water contains minerals like Magnesium, which is an essential mineral and vital for optimal health. The question was how to add minerals within a portable bottle that was simple to use, high quality, affordable, sustainable, and embodied a unique and ergonomic aesthetic design?



The DYLN Bottle was designed to have one opening at the top, in order to be consistent with a traditional beverage container, and have a replaceable cartridge, known as the VitaBead Diffuser, that attaches to the bottom of the bottle. The Diffuser contains DYLN's VitaBeads, which are a proprietary blend of all natural mineral ceramic beads, containing primarily magnesium, which many people are deficient in. By enriching the water with magnesium, the Diffuser makes the water alkaline, hydrogen-rich, and antioxidant. A collapsible user-friendly Tool was designed that was small enough to fit inside of the bottle, so no exterior packaging is needed when selling the bottle, but also long enough when fully assembled to insert and replace the Diffuser. Unlike other products on the market, the DYLN Bottle transforms ordinary water into ultra hydrating water—without the need of additives, electronics or external devices.

How Does DYLN Work?

The all-natural mineral VitaBeads® inside the replaceable Diffuser instantly starts enhancing your water by diffusing **molecular hydrogen** and increasing the **pH up to 9** to produce great tasting alkaline antioxidant water on-the-go.

Q. How long does each Diffuser last?
A. Each Diffuser will last 3 months with average daily use or up to 300 liters (80 gallons) and is recommended to be replaced at least once a year.

Q. How do you replace the Diffuser?
A. The included collapsible Tool is used to easily remove and insert the Diffuser into the bottom of the DYLN Bottle.





| 4 | 5 | 6 | 7 | 8 | 9 | 10 |

Acidic — — Alkalizing —

Neutral

Bringing the Concept to Life with Kickstarter

To introduce the conceptual bottle to the market and complete the development, Dorian launched a Kickstarter campaign in 2015, which was a resounding success, raising over $85,000 and securing an additional $500,000 in pre-orders from customers in over 100 countries. With the early traction and interest from so many pre-order customers, Dorian knew he had something special, and he forged ahead to finish the development and first production order. The original DYLN Bottle, which at that time was a single layered non-insulated bottle that featured the patented VitaBead Diffuser and Tool system, shipped in 2016.

Quality and Design: Elevating Standards

In order to construct DYLN to make it the highest quality water bottle on the market, Dorian chose to use surgical-grade 316 stainless steel on the interior, including the construction of the replaceable Diffuser, and a more durable food-grade 304 stainless steel on the exterior. There are hardly any US-based water bottle companies that use 316 stainless steel because of the added cost, but many DYLN customers can notice a difference and appreciate knowing they are drinking from a bottle with extremely clean materials. The double-walled vacuum insulation is enhanced by a copper coating that is applied to the outside of the inner 316 stainless steel wall, which helps to deliver maximum insulation performance.

Bottle Features

ADD-ON ACCESSORY



Impeccable Quality

The bottle's interior is made with 316 surgical-grade stainless steel and the exterior with more durable 304 food-grade stainless steel.

24 Hour Insulation

Triple-layer vacuum insulation with a copper liner for a sweat-free exterior and cold alkaline water all day long.

Replaceable VitaBead Diffuser

The Diffuser increases the pH up to 9 and improves the taste of water so you love drinking it & drink more of it.

The Diffuser is designed to enhance any water added to the DYLN Bottle, but it does not filter water. Recommended to use with filtered or purified water.

Straw Sports Cap

☑ Flexible, food-grade silicone straw

☑ 100% Leak proof

☑ Flexible handle and adjustable spout

Patented Ergonomic Design

Easy-to-hold bottle shape with laser engraved logos in 3 sizes: 25 oz, 32 oz and 40 oz

(ADD-ON ACCESSORY)

Silicone Bottom Guard

☑ Anti-slip & dent protection

☑ 100% Food-Grade silicone

☑ Doubles as a portable dog bowl

The patented design of the bottle and its cap was inspired by the natural flow of water, which can be witnessed in rivers and streams, resulting in an ergonomic shape that is easy to hold and pleasing to the eye. There are currently three size offerings: 25 oz, 32 oz, and 40 oz. These three sizes represent the vast majority of the market demand in the US in terms of size preference. Slated for release in 2025, a new 18 oz bottle size will be added to the assortment that has been designed and developed for coffee and tea in order to broaden DYLN's market reach and open up to revenue opportunities.

DYLN Bottle Assortment








DYLN 40 oz Bottle
MSRP $44.99
Margin: 72.5%



DYLN 32 oz Bottle
MSRP $39.99
Margin: 70%



DYLN 25 oz Bottle
MSRP $34.99
Margin: 68%



DYLN 18 oz Hot Coffee Bottle
MSRP $32.99
Margin: 68%

DYLN Diffusers & Accessories

Replacement VitaBead Diffusers


DYLN
VitaBead
Diffuser

1-Pack
MSRP $19.99
Margin: 92%


DYLN
VitaBead
Diffusers

2-Pack
MSRP 29.99
Margin: 90%


DYLN
REPLACEMENT
VitaBead
Diffusers

4-Pack
MSRP $49.99
Margin: 89%


DYLN
REPLACEMENT
VitaBead
Diffusers

8-Pack
MSRP $79.99
Margin: 87%

Bottom Guards



Small for 25 & 18 oz
MSRP $9.99
Margin: 85%



Medium for 32 oz
MSRP $9.99
Margin: 85%



Large for 40 oz
MSRP $9.99
Margin: 85%

Straw Sports Cap



Straw Cap
MSRP $12.99
Margin: 80%

The VitaBead Diffuser: A Unique Solution for Enhanced Hydration

What truly sets DYLN apart is the inclusion of a replaceable cartridge, known as the VitaBead Diffuser, that attaches to the bottom of the bottle through a simple push-pull mechanism, allowing for effortless installation and replacement. The VitaBead Diffuser allows anyone

access to naturally mineralized alkaline, hydrogen-rich, and antioxidant water quickly and affordably, making DYLN one of the most efficient and affordable health hacks available. As the Diffuser sits at the bottom of the bottle, water is always interacting with the VitaBeads, which are slowly releasing Magnesium into the water to deliver the hydration enhancements.



DYLN shown with the Straw Sports Cap and Bottom Guard

Each Diffuser lasts for approximately three months with average daily use or up to 300 liters (80 gallons), making it a cost-effective and environmentally friendly solution. Every DYLN Bottle comes with a

environmentally friendly solution. Every DYLN Bottle comes with a Tool that easily inserts and removes the Diffuser allowing customers to enjoy the continued benefits of enhanced water without any hassle. The Tool can collapse for convenient storing when not in use and adjust in length to be compatible with all DYLN sizes.


Hydrogen-Rich
Alkaline Water Benefits
Recover faster
Hydrate better
Combat acid reflux
Tastes great
Fight fatigue
No more plastic bottles
better, and the water tastes great.
Jessica R.

Encouraging Better Hydration and Taste

One of the most exciting aspects of the DYLN Bottle is its ability to enhance the taste of water, making it smoother, softer, and more enjoyable to drink. This encourages greater water intake to assist in improving overall hydration—an essential factor for maintaining good health. Most people are drinking poor tasting water, which oftentimes results in drinking less water and more flavored beverages loaded with sugar or artificial sweeteners and ingredients. DYLN greatly elevates the experience of drinking water from everything to taste to efficient & optimal hydration.



Patents and Intellectual Property

DYLN's commitment to quality and innovation is further underscored by its robust intellectual property portfolio. The company has secured over 25 issued patents in the US and worldwide, covering the bottle, Diffuser, and Tool system. These patents provide a strong competitive advantage, protecting DYLN's unique technology and design from imitation. DYLN's vast patent portfolio is a testament to DYLN's commitment in developing products that are unique and greatly advance the way we can hydrate more effectively.

Intellectual Property

Since the company's founding, DYLN has invested hundreds of thousands of dollars on patents in the United States and strategically in other countries across the glove. DYLN holds over 20 design & utility patents filed in the U.S. and internationally—most of which have been issued. More patents are being filed for future products in R&D.



Patented

Patented

Patented

Patented

Through relentless innovation, a commitment to quality, and a deep understanding of consumer needs, DYLN has developed a product that not only honors the memory of Dorian's brother but also sets a new standard in hydration. The future of DYLN is bright, with endless possibilities for continued growth and success.



Every DYLN comes with one VitaBead Diffuser and collapsible Tool to insert & replace the Diffuser.

Growth in Hydrogen Water

Hydrogen water—ordinary water infused with molecular hydrogen (H_2)—is rapidly gaining recognition for its potential health benefits and becoming a sought-after solution in the wellness and functional beverage industries. A recent study in *Scientific Reports* highlighted that drinking hydrogen-rich water may help reduce oxidative stress and improve muscle fatigue, showcasing benefits for both exercise recovery and overall wellnessing to the Molecular Hydrogen Institute, research shows that hydrogen-enriched water may help reduce inflammation, support cognitive function, and increase energy levels. For athletes and active individuals, hydrogen water has shown promise in reducing fatigue and accelerating recovery, helping prevent muscle performance decline and improving endurance. Moreover, its antioxidant properties suggest broader potential benefits for healthy aging and chronic disease prevention by counteracting the harmful effects of free radicals.





The global demand of hydrogen water was at $2.2B in 2022 and is expected to grow to $4.1B by 2030, with a compounded annual growth rate (CAGR) of 7.9 %*.

*Source: https://pursueperformance.com/hydrogen-water-statistics/

Explosive Market Growth

The global hydrogen water market, valued at $2.2 billion in 2022, is projected to reach $4.1 billion by 2030, expanding at a CAGR of 7.9%. This rapid growth outpaces typical water industry trends and is fueled by the rising consumer interest in functional beverages that combine health benefits with convenience. North America currently leads the hydrogen water market, but the Asia-Pacific region is expected to grow fastest, driven by an increased focus on health and wellness paired with eco-conscious choices.

A Wellness Trend on the Rise

Once considered niche, hydrogen water is now a fast-growing health trend gaining traction across social media and major wellness communities. High-profile endorsements from athletes, wellness influencers, and experts like Stanford neuroscientist Andrew Huberman, biohacker Gary Brecka, and Joe Rogan have popularized hydrogen water's benefits, with many citing improved recovery and boosted physical performance.

As a result, hydrogen water has found its way into the routines of athletes and health-conscious consumers alike. DYLN stands out in this growing market by offering a simple, portable, and affordable way to enjoy hydrogen-enriched water—without needing electricity or costly equipment. Unlike other hydrogen water options, DYLN's innovative VitaBead Diffuser technology allows consumers to enjoy the potential benefits of hydrogen water anytime and anywhere. With a global trend moving toward functional, sustainable hydration solutions, DYLN is positioned to lead the way in bringing accessible, hydrogen-rich water to a broader audience.

Market & Competitive Analysis

DYLN is uniquely positioned at the intersection of two major, fast-growing markets: reusable water bottles and functional beverages. These markets are expanding rapidly as consumers increasingly prioritize health, sustainability, and convenience in their hydration solutions.

Global Market Overview

- **Reusable Water Bottle Market:** Valued at approximately $9.6 billion in 2022, the global reusable water bottle market is expected to reach over $15 billion by 2030, growing at a compound annual growth rate (CAGR) of around 4% to 5%. The driving force behind this growth is a shift in consumer preferences toward sustainable, eco-friendly alternatives to single-use plastic, combined with a growing desire for personalized, portable hydration solutions. DYLN stands out in this market by offering not just a reusable bottle but a hydration system that enhances water quality with every use.

- **Functional Beverages Market:** The functional beverages market, valued at around $128 billion in 2022, is projected to reach $200 billion by 2030, expanding at a CAGR of 6% to 8%. This growth is largely fueled by increasing consumer demand for products that deliver added health benefits, like improved hydration, mental clarity, immune support, and antioxidant properties. Enhanced water products, including hydrogen-enriched and alkalized options, are becoming more popular, making DYLN a natural fit for this trend.

DYLN vs the others

	DYLN Including Diffusers	STANDARD INSULATED BOTTLE	BOTTLED ALKALINE WATER	WATER IONIZER MACHINE
Cost of Alkaline Water Over 2 Years[1]	Less than $200 (Includes cost of filtered tap water)[2]	Does not create Alkaline water	$3,000-$5,000	$1,000-$5,000
Environmental Cost	Save up to 3,000 plastic bottles	Save up to 3,000 plastic bottles	Waste up to 3,000 plastic bottles	Saves up to 3,000 plastic bottles
Portable	✓	✓	✓	✗
Material	Surgical-Grade 316 Stainless Steel	Food-Grade 304 Stainless Steel	Plastic	-
Reusable	✓	✓	✗	✓
Design	Ergonomic	Hard to hold	Single-use	Obtrusive
Hydrogen & Antioxidant	✓	✗	✗	✓
Insulated	✓	✓	✗	✗

[1]Based on daily consumption of 3 Liters of water
[2]Based on the cost of the DYLN Bottle, replacement Diffusers (with subscription) and the cost of filtered tap water

Where DYLN Fits

DYLN bridges the reusable water bottle and functional beverage markets with its innovative design and health-enhancing features. The DYLN Bottle's **Unique Selling Proposition (USP)** lies in its ability to transform regular drinking water into alkaline, mineral-enriched, hydrogen-infused water, supporting a healthier, more balanced hydration experience. While other products may offer either portability or functional enhancements, DYLN's bottle delivers both in one.

DYLN's competitive advantages include:

1. **Simplicity and Portability**: Unlike hydrogen-generating bottles requiring electricity or large water ionizers that are costly and impractical for portability, the DYLN Bottle's VitaBead Diffuser enhances water anywhere, anytime—no charging or power needed.

2. **Cost-Effective and Eco-Friendly**: DYLN offers an affordable, reusable option compared to bottled alkaline water brands like Essentia, reducing plastic waste and eliminating the need for single-use bottles.

3. **Increased Lifetime Value through Recurring Revenue**: DYLN's subscription model for its replaceable VitaBead Diffuser ensures ongoing engagement with customers, encouraging recurring revenue and strengthening brand loyalty, as customers regularly reorder Diffusers for fresh, enhanced water.



The Opportunity

DYLN's hybrid position between reusable water bottles and functional beverages provides access to two thriving markets. As health-conscious consumers continue to seek eco-friendly solutions that complement their wellness-focused lifestyles, DYLN is well-positioned to attract a diverse, global customer base looking for a hydration product that offers both convenience and health benefits. With the planned introduction of universal VitaBead Diffusers, Coffee, and additional product lines, DYLN is poised to capture greater market share by delivering a genuinely unique and impactful hydration experience.

New Innovation: Hot Coffee Bottle

Looking ahead, DYLN is excited to expand its innovative hydration solutions beyond water enhancement by venturing into the coffee and tea market. The upcoming Hot Coffee Bottle will feature a specially designed cap for sipping hot beverages, combined with the VitaBead Diffuser. Since the Diffuser's purpose is to create the most hydrating water, it can also help deliver a smoother, more flavorful cup of coffee or tea, while reducing acidity—a common challenge for coffee drinkers.

Less Acidic, Better Tasting Coffee & Hot All Morning

What is essential to a great cup of coffee is not just the quality of the coffee, but the quality and characteristics of the water used to make coffee. DYLN solves the missing link to the best cup of coffee or tea by enhancing the water with DYLN's replaceable VitaBead Diffuser.




Features

- **Reduces Acidity** - Increases the pH to reduce the acidity of coffee and improve the taste
- **Stays Hot All Day** - 18 oz triple-layered insulated bottle constructed with a Japanese 316 Surgical-Grade Stainless




- Steel interior
- **Leak-proof Cap** - Hot Cap features two sipping flow settings (low & high)
- **Brew on-the-go** - Brew coffee or loose tea quickly with the Filter add-on that attaches to the Hot Cap. It includes a micro-mesh filter to ensure no coffee grounds get into the bottle and a silicone cap for brewing loose tea.

Brew On-the-Go with the Coffee Filter Attachment

To enable quick and convenient coffee preparation, DYLN will introduce a custom coffee filter attachment. This attachment allows customers to brew their coffee directly in the bottle, using only hot water and coffee grounds—eliminating the need for paper filters or additional devices. Made from durable stainless steel micromesh, the filter prevents any grounds from entering the bottle, and it can also be used to brew loose-leaf tea.

Expanding with High-Quality Coffee Offerings

With the upcoming launch of the Hot Coffee Bottle, DYLN plans to introduce a line of high-quality mold-tested organic coffee to pair perfectly with bottle. Working with a coffee roaster located in the company's fulfillment warehouse in Austin, Texas, DYLN will offer these premium beans as a standalone purchase or subscription.

Expanding Innovation for All Users

Beyond the Hot Coffee Bottle, DYLN has several exciting products in development. Among them is a universal VitaBead Diffuser, slated for release in early 2025, which will allow anyone—whether they own a DYLN bottle or not—to benefit from DYLN's signature hydration enhancements.

With these new products, DYLN is poised to make a significant impact in the coffee thermos market, bringing the same level of innovation and quality that DYLN customers expect into a new category. The Hot Coffee Bottle is expected to launch by mid-2025, marking another milestone in DYLN's commitment to quality, sustainability, and user-friendly hydration solutions.

Our Traction & Profitable Growth

We have built a loyal and expanding customer base of over 5,500 Diffuser subscribers from around the world—a number that continues to grow each week. Our business model is strengthened by a valuable built-in advantage: recurring revenue from customers who reorder Diffusers, typically every three months. This consumable component significantly boosts the lifetime value of each customer, ensuring they consistently experience the benefits of premium hydrating water. Currently, our Diffuser subscription margins, after accounting for shipping and fulfillment costs, range from 55% to 72%, generating profit margins of $9 to $52 per subscription shipment, depending on pack size (1, 2, 4, or 8) and shipping destination. Margins on non-subscription Diffuser orders are even higher, benefiting from additional shipping revenue and no subscription discount of twenty percent.

With the upcoming launch of our universal VitaBead Diffuser and a line of organic coffee in the first half of 2025, we anticipate significant subscriber growth and enhanced customer retention.

Our primary target demographic includes individuals aged 25–45, with a customer split of approximately 60% female and 40% male. While our largest market remains in the United States, we have shipped to over 200 countries & territories, reflecting the universal appeal of superior

hydration. Our top international markets include Canada, the United Kingdom, Australia, Singapore, Mexico, UAE, New Zealand, Hong Kong, Indonesia, the Philippines, and India, all of which underscore a global demand for better hydration solutions.













"Oh my god! I've never tasted water so good"
"I'm clearly obsessed!"
Liquid Death
2.5m
3.5m
Customers ❤️ their DYLN
BuzzFeed Video
What is choice of water? For more, be sure to follow @dylnbottle!
BuzzFeed Spotlight
"It's amazing! And it's a reusable bottle so no more plastic!!
The magnesium & minerals inside the replaceable VitaBead Diffuser, which is attached to the bottom of the DYLN Bottle, alkalizes & enhances the water within minutes.
thank you @dylnbottle and I agree
TikTok
10+ TikTok and Instagram videos gone viral, getting Buzzfeed's attention
purple-alkaline













In the past three years, DYLN has generated $10 million in sales on a limited marketing budget. Notably, there was a decrease in revenue from $3.2MM in 2022 to $2.3MM in 2023. This drop was due to our strategic shift towards profitability. By cutting excess marketing spending and pivoting to organic digital growth, we are fostering slower yet more sustainable and profitable growth. Additionally, we reduced operational expenses by over 50% year-over-year, and we have been able to reduce product costs by 20%. The product cost reduction was a result of consolidating our supply chain and extensive supplier

negotiations that also resulted in meaningful improvements to the quality of several of our products.

The revenue drop has been part of a deliberate strategy to refocus on profitability. By cutting non-essential expenses and concentrating on high-performing growth channels, we have established a stronger foundation for future growth. This temporary decline is paving the way for a healthier, more profitable company. As we continue to optimize our operations and marketing efforts, we are confident in our ability to achieve record revenue and profitability over the next 24 months. Our projected timeline sees profitability in Q4 2024, with expectations for profitable quarters thereafter.



Our average order value for new customers on our website is approximately $80, yielding a healthy margin of 65%, including shipping and fulfillment costs. Over the next 12 months, we anticipate this margin to improve by one to three points through larger purchase orders, supplier negotiations, and freight optimizations. By expanding international targeting, the company can increase its average order value well above $80.

After years of product refinement—including retooling, testing, and upgrading both bottle and Diffuser designs for durability and scalability—we are ready to deploy new capital towards growth. With a disciplined approach to paid advertising and a strong foundation in organic growth, we are set to increase both revenue and profitability efficiently, maximizing the impact of every dollar raised in this campaign.

Use of Funds

We plan to allocate 70% of the funds raised toward inventory and marketing. This includes investments in influencer partnerships and targeted, cost-effective marketing strategies that align with our growth goals. By placing larger inventory orders, we can achieve economies of scale to reduce manufacturing costs, while our strategic marketing initiatives aim to further drive brand awareness and expand our customer base.



The remaining funds will be allocated to operations (10%), salaries (9%), R&D (4%), and the Wefunder platform fee (7%), ensuring a balanced approach to scaling both our reach and operational efficiency. This comprehensive allocation plan is designed to fuel top-line growth and support a sustainable path to profitability, enabling us to scale smartly and effectively.